UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2024

Fundrise East Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC (Full Mailing Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information beginning on page 65 in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2024. The consolidated financial statements included in this filing as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise East Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in industrial and multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC, Philadelphia, PA, and high growth Sunbelt states, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations substantially commenced on October 25, 2016. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. While we primarily invest in industrial and multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the MSAs of Washington, DC, Philadelphia, PA, and high growth Sunbelt states, we may invest in other asset classes as well as other locations, including in Europe, depending on the availability of suitable investment opportunities. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise East Coast Opportunistic REIT,” the “Company,” “we,” “us” or “our” in this Semiannual Report refer to Fundrise East Coast Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2016, and intends to continue to operate as such.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our latest Offering Circular which may be accessed here (beginning on page 28), as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, and may continue to offer, up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A (which we refer to as the “Offering”). During the first quarter of 2024, our Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager.

As of June 30, 2024 and December 31, 2023, we had raised total gross offering proceeds of approximately $175.9 million, respectively, from settled subscriptions (including proceeds received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $3.1 million received in private placements to third parties, respectively), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 15,519,000, respectively, of our common shares.

The per share purchase price has been and will continue to be subject to adjustment every fiscal quarter (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2022, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2022	$14.74	Form 1-U
March 31, 2023	$14.82	Form 1-U
June 30, 2023	$14.61	Form 1-U
September 30, 2023	$12.76	Form 1-U
December 30, 2023	$11.74	Form 1-U
March 29, 2024	$11.58	Form 1-U
June 29, 2024	$11.46	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective July 1, 2024, we revised our Redemption Plan to increase the maximum amount of shares that may be redeemed in a quarter to be 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective November 17, 2023 to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; and (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2024 and December 31, 2023, approximately 6,282,000 and 5,486,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Sources of Operating Revenues and Cash Flows

We primarily generate revenue from our investments in rental real estate properties and distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies—Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2024 and 2023, we had total consolidated net losses of approximately $8.4 million and $7.6 million, respectively.

Revenue

Rental Revenue

For the six months ended June 30, 2024 and 2023, we earned rental revenue of approximately $857,000 and $95,000, respectively, from the operations of rental real estate properties. The increase in rental revenue is primarily attributable to the new leases executed in June 2023 for the E66 Property.

Other Revenue

For the six months ended June 30, 2024 and 2023, we earned other revenue of approximately $119,000 and $1,000, respectively. The increase in other revenue is primarily attributable to an increase in recoverable expenses for the E66 Property.

Expenses

Depreciation and Amortization

For the six months ended June 30, 2024 and 2023, we incurred depreciation and amortization expense of approximately $1.6 million and $1.5 million, respectively.

Investment Management and Other Fees – Related Party

For the six months ended June 30, 2024 and 2023, we incurred investment management fees of approximately $937,000 and $731,000 respectively. The increase in investment management and other fees is directly related to additional fees charged in relation to the Real Estate Services Agreement entered by the Company during the second half of the year ended December 31, 2023.

Property Operating and Maintenance

For the six months ended June 30, 2024 and 2023, we incurred property operating and maintenance expenses of approximately $660,000 and $664,000, respectively.

General and Administrative Expenses

For the six months ended June 30, 2024 and 2023, we incurred general and administrative expenses of approximately $210,000 and $250,000, respectively, which includes advisory and professional services, transfer agent costs, bank fees, and other expenses associated with operating our business.

Other Income (Expenses)

Interest Expense, net

For the six months ended June 30, 2024 and 2023, we incurred net interest expense of approximately $3.2 million and $3.1 million, respectively.

Interest Expense – Related Party

For the six months ended June 30, 2024 and 2023, we incurred related party interest expense of approximately $1.0 million and $10,000, respectively. The increase in interest expense is due to an overall higher average principal balance of related party promissory notes outstanding during the six months ended June 30, 2024.

Equity in Losses

For the six months ended June 30, 2024 and 2023, we had equity in losses of approximately $1.0 million and $1.5 million from our equity method investees, respectively. The decrease in equity in losses is primarily attributable to decreased expenses in one of our equity method investees during the six months ended June 30, 2024.

Decrease in Fair Value of Derivative Financial Instrument

For the six months ended June 30, 2024 and 2023, we had a decrease in the fair value of the derivative financial instrument of approximately $822,000 million and $93,000, respectively. The decrease in the fair value of our derivative financial instrument is attributable to movement in interest rates and the derivative contract getting closer to its maturity date. See Note 6, Derivative Financial Instrument for further information.

Dividend Income

For the six months ended June 30, 2024 and 2023, we earned dividend income of approximately $91,000 and $155,000, respectively. The decrease in dividend income is primarily attributable to a decrease in cash invested in the money market sweep account.

Our Investments

The following tables summarize the investments held during the period from January 1, 2023 through June 30, 2024. See “Recent Developments” for a description of investments we have made since June 30, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE REM Controlled Subsidiary	Orlando, FL	Multifamily	11/30/2016	$7,650,000	Initial	Update 1 Update 2 Update 3 Update 4
RSE Insight Controlled Subsidiary	Arlington, VA	Multifamily	01/17/2017	$6,502,187	Initial	Update 1 Update 2
RSE Mezza Controlled Subsidiary	Jacksonville, FL	Multifamily	06/17/2019	$13,177,500	Initial	Update
Hampton Station Controlled Subsidiary	Greenville, SC	Multifamily/Retail	08/16/2019	$4,990,000	Initial	Update
7980 Tar Bay Controlled Subsidiary(2)	Jessup, MD	Industrial	06/04/2021	$28,007,767	Initial	Update
215 N 143rd Ave. Controlled Subsidiary(3)	Goodyear, AZ	Industrial	09/30/2021	$3,059,000	Initial	Update
22480 Randolph Drive Controlled Subsidiary(3)	Sterling, VA	Industrial	11/15/2021	$2,086,000	Initial	Update
7441 Candlewood Road Controlled Subsidiary(3)	Hanover, MD	Industrial	12/29/2021	$2,410,000	Initial	Update
Aerotropolis Controlled Subsidiary(3)	Atlanta, GA	Industrial	02/09/2022	$581,500	Initial	Update
910 W Carver Controlled Subsidiary(3)	Tempe, AZ	Industrial	02/15/2022	$2,410,000	Initial	Update
S Hardy Controlled Subsidiary(3)	Tempe, AZ	Industrial	06/03/2022	$1,100,000	Initial	N/A
4653 Nall Road Controlled Subsidiary(3)	Farmers Branch, TX	Industrial	06/16/2022	$1,573,000	Initial	N/A
Cubes at Glendale Building E Controlled Subsidiary(3)	Litchfield Park, AZ	Industrial	04/06/2023	$2,466,160	Initial	N/A
215 Interchange Controlled Subsidiary(3)	Las Vegas, NV	Industrial	06/06/2023	$3,816,200	Initial	N/A
FRIND - Highpoint, LLC(3)	Largo, FL	Industrial	04/26/2024	$18,324,000	Initial	N/A
FRIND - Dorchester LLC(3)	Summerville, SC	Industrial	05/20/2024	$64,089,720	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	Industrial real estate investment was acquired by the Company through our investment in Fundrise Industrial JV 1, LLC (a “Co-Investment Arrangement”), a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments our Co-Investment has made since June 30, 2024.

(3)	Industrial real estate investments were acquired by the Company through our investment in Fundrise Industrial JV 2, LLC (a “Co-Investment Arrangement”), a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments our Co-Investment has made since June 30, 2024.

As of June 30, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 9, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Real Property Controlled Subsidiaries (Wholly-owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
E66 Controlled Subsidiary	Springfield, VA	Industrial	168,000	01/15/2020	$15,738,000	10 years	Initial	Update 1 Update 2 Update 3
Hagerstown Crossroads Controlled Subsidiary	Williamsport, MD	Industrial	825,620	06/17/2022	$53,323,000	10 years	Initial	Update

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of June 30, 2024, we had deployed approximately $186.8 million for eleven investments and had approximately $9.4 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. See Note 9, Related Party Arrangements for more information regarding National Lending. As of June 30, 2024, we anticipate that cash on hand, proceeds from our Offering, and future cash flows from operations will provide sufficient liquidity to meet future funding commitments and costs of operations for at least the next 12 months. Additionally, as part of our ownership interest of National Lending, we have the ability to utilize short-term bridge financing through promissory notes. See Note 9, Related Party Arrangements for more information.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. The Company did not have any outstanding, unsecured Company level debt as of September 26, 2024 or June 30, 2024. This does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or the fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. Over the past six months, we experienced the benefits that being invested in the right locations and the right asset types can have on performance despite the ongoing headwinds created by sustained higher borrowing costs. The magnitude of these returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this is just the beginning of a recovery that we expect to continue to gain momentum through the rest of the year. Further, as a result of the sustained strong operating performance of our properties, we have been able to put our capital reserves to work as an active buyer through this period where prices have been arguably more attractive than at any other point in the last decade.

Looking ahead, we plan to continue to actively deploy into both new equity and debt investments, capitalizing on persistently elevated rates to deliver much higher than average fixed income returns, as well as acquire new assets at what we believe are at temporarily depressed prices. With interest rates stabilizing, we expect improvement in property fundamentals will continue to result in further positive gains over the next several quarters. Furthermore, we expect that as interest rates fall over the next several years, the assets acquired during this period of depressed pricing will be one of the largest drivers of outsized returns in the future.

Off-Balance Sheet Arrangements

As of June 30, 2024 and December 31, 2023, we had no off-balance sheet arrangements.

Recent Developments

Credit Facility

On July 3, 2024, the Borrowers extended the Credit Facility maturity date to July 7, 2025 and increased the principal balance to $95 million. This amendment required the Borrower to fund $4.1 million into escrow to replenish interest and carry cost reserves. Additionally, the interest rate cap was amended to increase the notional amount to $95 million, the strike rate to 5.50%, and the maturity date to July 7, 2025.

National Lending

On July 30, 2024, the Company made a draw of $1.8 million on a National Lending promissory note. The note bears a 6.50% interest rate and matures on June 28, 2025. As of September 26, 2024 the principal outstanding on the promissory note is $4.5 million.

On July 30, 2024, National Lending issued a new promissory note to the Company for a total maximum principal amount of $4.0 million. The note bears a 6.25% interest rate and matures on July 29, 2025. As of September 26, 2024 the principal outstanding on the promissory note is $3.3 million.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise East Coast Opportunistic REIT, LLC

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2024 (unaudited)	As of December 31, 2023 (*)
ASSETS
Cash and cash equivalents	$9,443	$5,469
Restricted cash	2,227	3,944
Real estate deposits	-	33
Other assets, net	1,534	1,789
Due from related party	265	276
Derivative financial instrument	155	977
Investment in rental real estate properties, net	131,884	133,411
Investments in equity method investees	58,564	55,900
Total Assets	$204,072	$201,799

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$768	$713
Due to related party	328	443
Note payable – related party	43,728	20,447
Redemptions payable	4,143	7,572
Distributions payable	40	160
Rental security deposits and other liabilities	89	122
Credit Facility	84,077	83,605
Total Liabilities	$133,173	$113,062

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 15,518,624 and 15,518,624 shares issued and 9,236,143 and 10,033,093 shares outstanding as of June 30, 2024 and December 31, 2023, respectively	94,741	104,052
Accumulated deficit and cumulative distributions	(23,842)	(15,315)
Total Members’ Equity	70,899	88,737
Total Liabilities and Members’ Equity	$204,072	$201,799

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2024 (unaudited)	For the Six Months Ended June 30, 2023 (unaudited)
Revenue
Rental revenue	$857	$95
Other revenue	119	1
Total revenue	976	96

Expenses
Depreciation and amortization	1,638	1,522
Investment management and other fees – related party	937	731
Property operating and maintenance	660	664
General and administrative expenses	210	250
Total expenses	3,445	3,167

Other income (expenses)
Interest expense, net	(3,178)	(3,068)
Interest expense - related party	(1,032)	(10)
Equity in losses	(1,020)	(1,541)
Decrease in fair value of derivative financial instrument	(822)	(93)
Dividend income	91	155
Total other income (expenses)	(5,961)	(4,557)

Net loss	$(8,430)	$(7,628)

Net loss per basic and diluted common share	$(0.86)	$(0.65)
Weighted average number of common shares outstanding, basic and diluted	9,809,401	11,665,217

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares
	Shares	Amount	Accumulated Deficit and Cumulative Distributions	Total Members’ Equity
December 31, 2023(*)	10,033,093	$104,052	$(15,315)	$88,737
Proceeds from issuance of common shares	-	-	-	-
Offering costs	-	(75)	-	(75)
Distributions declared on common shares	-	-	(97)	(97)
Redemptions of common shares	(796,950)	(9,236)	-	(9,236)
Net loss	-	-	(8,430)	(8,430)
June 30, 2024 (unaudited)	9,236,143	$94,741	$(23,842)	$70,899

	Common Shares
	Shares	Amount	Accumulated Deficit and Cumulative Distributions	Total Members’ Equity
December 31, 2022(*)	11,860,832	$129,616	$2,358	$131,974
Proceeds from issuance of common shares	33,251	492	-	492
Offering costs	-	(19)	-	(19)
Distributions declared on common shares	-	-	(285)	(285)
Redemptions of common shares	(786,327)	(11,527)	-	(11,527)
Net loss	-	-	(7,628)	(7,628)
June 30, 2023 (unaudited)	11,107,756	$118,562	$(5,555)	$113,007

*Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2024 (unaudited)	For the Six Months Ended June 30, 2023 (unaudited)
OPERATING ACTIVITIES:
Net loss	$(8,430)	$(7,628)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,638	1,522
Amortization of deferred financing fees	473	567
Decrease in fair value of derivative financial instrument	822	92
Equity in (earnings) losses	1,020	1,541
Return on investment from equity method investees	506	549
Changes in assets and liabilities:
Net (increase) decrease in other assets, net	226	(916)
Net (increase) decrease in due from related party	11	67
Net increase (decrease) in accounts payable and accrued expenses	55	187
Net increase (decrease) in due to related party	566	(52)
Net increase (decrease) in rental security deposits and other liabilities	(33)	133
Net cash provided by (used in) operating activities	(3,146)	(3,938)
INVESTING ACTIVITIES:
Investment in equity method investees	(4,290)	(10,204)
Return of investment from equity method investees	100	172
Capital expenditures related to rental real estate properties	(83)	(299)
Issuance of real estate deposits	-	(33)
Release of real estate deposits	33	10,500
Net cash provided by (used in) investing activities	(4,240)	136
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	-	492
Proceeds from advances on Credit Facility	-	1,259
Redemptions paid	(12,665)	(12,393)
Distributions paid on common shares	(217)	(300)
Proceeds from note payable – related party	22,600	10,000
Repayment of note payable – related party	-	(4,000)
Offering costs paid	(75)	(19)
Proceeds from settling subscriptions	-	21
Net cash provided by (used in) financing activities	9,643	(4,940)

Net decrease in cash and cash equivalents and restricted cash	(2,257)	(8,742)
Cash and cash equivalents and restricted cash, beginning of period	9,413	21,340
Cash and cash equivalents and restricted cash, end of period	$11,670	$12,598

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$350	$9
Interest paid – Credit Facility	$3,646	$2,477

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements

1.	Formation and Organization

Fundrise East Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise East Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio primarily consisting of investments in industrial and multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC, Philadelphia, PA, and high growth Sunbelt states, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2016. On November 5, 2021, we formed a taxable REIT subsidiary (“TRS”). As of June 30, 2024, we have not established an operating partnership or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

During the first quarter of 2024, our Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager.

As of June 30, 2024 and December 31, 2023, after redemptions, the Company has net common shares outstanding of approximately 9,236,000 and 10,033,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2024 and December 31, 2023, the Sponsor purchased an aggregated 600 common shares at $10.00 per share in private placement for an aggregate purchase price of $6,000. In addition, as of June 30, 2024 and December 31, 2023, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2024 and December 31, 2023, third parties had purchased approximately 239,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $3,121,000, respectively. As of June 30, 2024 and December 31, 2023, the total amount of equity issued by the Company on a gross basis was approximately $175.9 million, respectively. As of June 30, 2024 and December 31, 2023, all subscriptions had settled.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2023 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2023 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to current year presentation. The Company reclassified money market dividends earned in connection with its operating cash sweep accounts from “Other revenue” to “Dividend income”. This reclassification did not have an impact on the Company’s net income (loss) for the periods presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights. We did not have any VIEs for the periods presented in these consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of June 30, 2024 and December 31, 2023.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for collateral, tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Losses per Share

Basic losses per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic losses per share is computed by dividing income or loss available to common members by the weighted-average common shares outstanding during the period. Diluted net loss per share of common stock equals basic net loss per share of common stock as there were no potentially dilutive securities outstanding during the six months ended June 30, 2024 and 2023.

Offering Costs

Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees.

During the six months ended June 30, 2024 and 2023, the Company directly incurred offering costs of approximately $75,000 and $19,000, respectively. As of June 30, 2024 and December 31, 2023, $8,000 and $3,000 were payable, respectively, and are included within accounts payable and accrued expenses in the consolidated balance sheets.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these consolidated financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2024 and 2023.

Investments in Rental Real Estate Properties

Upon acquisition, the Company first determines whether the acquisition of a property qualifies as a business combination, in accordance with FASB ASC 805, Business Combinations. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, building, site improvements, acquired in-place leases, above-market leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities, and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities.

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	30 – 40 years
Site improvements and Leasehold Improvements	5 – 20 years
Furniture, fixtures and equipment	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2024 and December 31, 2023, no such impairments occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit. The Company also may pay a security deposit to retain services related to our investments in rental real estate properties. During the six months ended June 30, 2024 and December 31, 2023, the Company was reimbursed approximately $33,000 and $10.5 million in deposits, respectively.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at period end. Any gains or losses arising from changes in fair value of derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Decrease in fair value of derivative financial instrument”. Any gains or losses arising from cash paid or received on derivative contracts are recorded in our consolidated statements of operations as “Interest expense, net.”

Deferred Financing Costs

Deferred financing costs are loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using a method which approximates the effective interest method. Deferred financing costs related to loan advances on the Credit Facility (as defined in Note 5, Credit Facility) are recorded against the loan carrying amount and the amortization of deferred financing costs are recorded in interest expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2016, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

On November 5, 2021, we formed a TRS, Fundrise East Coast TRS, LLC (“East Coast TRS”). As a result of this formation, we will record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2024 and 2023. As of June 30, 2024 and December 31, 2023, there are no gross deferred tax assets or liabilities.

As of June 30, 2024, the tax period for the taxable year ending December 31, 2020 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Dividend income consists of interest earned on bank accounts and money market dividend income, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Other revenue consists of utility reimbursements, damages, termination fees, administrative fees, and late fees, which are recognized on an accrual basis.

As of June 30, 2024, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
Remainder of 2024	$822
2025	1,689
2026	1,757
2027	1,827
2028	1,751
Thereafter	439
Total	$8,285

For the six months ended June 30, 2024 and 2023, two and one tenants, respectively, accounted for 100% of rental revenue.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU 2023-07”), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. The amendment is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
Beginning balance	$55,900	$48,384
Additional investments in equity method investees	4,290	12,864
Distributions from equity method investees	(606)	(2,398)
Equity in earnings (losses) of equity method investees	(1,020)	(2,950)
Ending balance	$58,564	$55,900

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of June 30, 2024	As of Ended December 31, 2023
Real estate assets, net	$578,458	$486,316
Other assets(1)	157,725	114,894
Total assets	$736,183	$601,210

Mortgage payable, net	$325,642	$256,813
Other liabilities(2)	60,540	19,097
Equity	350,001	325,300
Total liabilities and equity	$736,183	$601,210
Company’s equity investment, net	$58,564	$55,900

(1)

As of June 30, 2024 and December 31, 2023, approximately $99.7 million and $57.3 million of Other assets are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, LLC (“National Lending”) respectively. See Note 9, Related Party Arrangements for further information regarding National Lending.

(2)	As of June 30, 2024 and December 31, 2023, approximately $32.0 million and $0 of Other liabilities represent promissory notes issued from an affiliated eREIT to National Lending, respectively. See Note 9, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
Total revenue	$15,461	$13,477
Total expenses	25,977	16,085
Net income (loss)	$(10,516)	$(2,608)
Company’s equity in income (loss)	$(1,020)	$(1,541)

As of June 30, 2024 and December 31, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(a)	Acquired in 2017, a 95% non-controlling member interest in Fundrise Insight Two, LLC, whose activities are carried out through the following wholly-owned asset: Tyroll Hills Apartments, a garden-style multifamily property in Arlington, VA.

(b)	Acquired in 2019, a 58% non-controlling member interest in Mezza JV LP, whose activities are carried out through the following wholly-owned asset: Mezza Apartments, a garden-style multi-family complex in Jacksonville, FL.

(c)	Acquired in 2019, a 95% non-controlling member interest in Hampton Station Holdings, LLC, whose activities are carried out through the following wholly-owned asset: Hampton Station, a multi-tenant building and a development site for multi-family apartments in Greenville, SC. On November 19, 2021, Fundrise Development eREIT, LLC (“Development eREIT”), an affiliate eREIT, was admitted as a member of the joint venture concurrently with the closing of a construction loan related to the development of a mid-rise apartment complex. Remaining equity contributions to Hampton Station Holdings, LLC, will be contributed 95% by the Company and Development eREIT. As of June 30, 2024 and December 31, 2023 our member interest in Hampton Station Holdings, LLC were 25.5% and 25.2%, respectively.

(d)

Acquired in 2019, investments in equity method investees includes the contributions to National Lending, in exchange for ownership interests. As of June 30, 2024 and December 31, 2023, the carrying value of the Company’s equity method investment in National Lending was approximately $11.0 million and $10.7 million, respectively. See Note 9, Related Party Arrangements for further information regarding National Lending.

(e)	Acquired in 2021, an initial 80% interest in Fundrise Industrial JV 1, LLC, whose activities are carried out through the following wholly-owned asset: 7980 Tar Bay, an industrial rental property in Jessup, MD. See Note 9, Related Party Arrangements for further information regarding co-investment arrangements.

(f)	Acquired in 2021, an initial 10% interest in Fundrise Industrial JV 2, LLC, which primarily invests in industrial properties located throughout the United States. See Note 9, Related Party Arrangements for further information regarding co-investment arrangements.

On June 13, 2022, FRIND-VB143, LLC, FRIND-Randolph, LLC, FRIND-Candlewood, LLC, FRIND-Aerotropolis, LLC, and FRIND-Carver, LLC, which are subsidiaries of Fundrise Industrial JV 2, LLC, entered into a mortgage loan in the amount of $81.0 million. The loan has a maturity date of July 10, 2027 and bears interest at a fixed rate of 4.20% per annum. The Company is named as a carve-out guarantor in the loan and is required to meet certain financial covenants. The Company also entered into agreements with FRIND-Carver, LLC and FRIND-VB143, LLC whereby the Company partially guaranteed interest payments for the subsidiaries until the mortgaged properties achieved full stabilization. In April 2024 the agreement was terminated as the properties achieved full stabilization and as of June 30, 2024, the Company has not made any interest payments associated with these guarantees.

On June 22, 2022, FRIND-Tarbay, LLC, a subsidiary of Fundrise Industrial JV 1, LLC, entered into a mortgage loan in the amount of $16.8 million. The loan has a maturity date of July 10, 2027 and bears interest at a fixed rate of 4.20% per annum. The Company is named as a carve-out guarantor in the loan and is required to meet certain financial covenants. The Company also entered into an agreement with FRIND-Tarbay, LLC whereby the Company partially guarantees interest payments for the subsidiary until the mortgaged property achieves full stabilization. As of June 30, 2024, the Company has not made any interest payments associated with this guarantee.

On April 6, 2023, FRIND-Cubes, LLC, a subsidiary of Fundrise Industrial JV 2, LLC, entered into a mortgage loan in the amount of $58.0 million. The loan had a maturity date on April 7, 2025 and bore a floating interest rate benchmarked at SOFR + 4.0%. On June 6, 2023, FRIND-215 Interchange, LLC, a subsidiary of Fundrise Industrial JV 2, LLC, entered into a mortgage loan in the amount of $42.0 million. The loan had a maturity date on July 1, 2026 and bore a floating interest rate benchmarked at SOFR + 2.4%. On April 5, 2024, FRIND-Cubes, LLC, FRIND-215 Interchange, LLC, FRIND-Nall, LLC, and FRIND-Hardy, LLC, which are subsidiaries of Fundrise Industrial JV 2, LLC, entered into a mortgage loan in the amount of $125.0 million. The loan has a maturity date on April 9, 2026 and bears a floating interest rate benchmarked at SOFR + 3.15%. The Company is named as a carve-out guarantor in the loan and is required to meet certain financial covenants. Through this loan, FRIND-Cubes, LLC and FRIND-215 Interchange, LLC were refinanced for approximately $44.6 million and $38.9 million, respectively.

On May 20, 2024, FRIND-Dorchester Owner, LLC, a subsidiary of Fundrise Industrial JV 2, LLC, entered into a mezzanine loan in the amount of $10.5 million. The loan has a maturity date of June 11, 2027 and bears a floating interest rate benchmarked at SOFR + 8.00%. The Company is named as a carve-out guarantor in the loan and is required to meet certain financial covenants.

On May 20, 2024, FRIND-Dorchester, LLC, a subsidiary of Fundrise Industrial JV 2, LLC, entered into a mortgage loan in the amount of $42.0 million. The loan has a maturity date of June 11, 2027 and bears a floating interest rate benchmarked at SOFR + 2.75%. The Company is named as a carve-out guarantor in the loan and is required to meet certain financial covenants.

4.	Investments in Rental Real Estate Properties

The following table presents the Company’s investment in rental real estate properties (amounts in thousands):

	As of June 30, 2024	As of December 31, 2023
Land	$23,771	$23,771
Building and building improvements	104,870	105,201
Site improvements	9,419	9,072
Total gross investment in rental real estate properties	$138,060	$138,044
Less: Accumulated depreciation	(6,716)	(4,633)
Total investment in rental real estate properties, net	$131,884	$133,411

As of June 30, 2024 and December 31, 2023, we had invested in two rental real estate properties, which consists of the following:

1)	In June 2022, the Company directly acquired ownership of a majority-owned subsidiary for an industrial property containing approximately 852,000 square feet of net rentable area (the “Hagerstown Crossroads Property”) located in Williamsport, MD, for approximately $53.3 million.

2)	On January 15, 2020, the Company directly acquired ownership of a majority-owned subsidiary for an industrial property containing approximately 168,000 square feet of net rentable area (the “E66 Property”) located in Springfield, VA for approximately $15.7 million. On December 13, 2022, we completed the redevelopment and placed in-service the E66 Property, in which the demolition of the existing industrial buildings made way for a new 139,000 square feet industrial property. We commenced recognizing revenue, expenses, and depreciation in accordance with our policy, as outlined in Note 2, Summary of Significant Accounting Policies.

As of June 30, 2024 and December 31, 2023, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $2.2 million, which includes cumulative acquisition fees paid to the Sponsor of approximately $1.2 million.

For the six months ended June 30, 2024 and 2023, the Company recognized approximately $1.5 million and $1.5 million of depreciation expense on rental real estate properties, respectively.

There were no asset acquisitions during the six months ended June 30, 2024.

5.	Credit Facility

On June 17, 2022, Hagerstown Crossroads Property and the E66 Property (the “Borrowers”), which are real property-controlled subsidiaries of the Company, executed an agreement for a Credit Facility of up to $95.0 million, secured by real property owned by the Borrower’s (the “Credit Facility”). The Credit Facility bears interest at SOFR + 3.25%. The Credit Facility calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity. The Credit Facility matures on July 7, 2024, with three twelve-month extension options until July 7, 2027.

For the six months ended June 30, 2024 and 2023, we incurred interest expense of approximately $3.6 million and $2.5 million, respectively, and amortized approximately $473,000 and $568,000 of deferred financing fees, respectively, which are recorded to “Interest expense, net” in our consolidated statements of operations.

The Credit Facility contains various financial and non-financial covenants. Included in these covenants are general liquidity and net worth requirements for the Company, as the Credit Facility’s carve-out guarantor. The loan agreement also contains a requirement for quarterly monitoring of the named Borrowers’ debt service coverage ratio and debt yield ratio. If the Borrower does not meet these quarterly minimum compliance requirements, it is required to fund a reserve account to replenish interest and carry cost reserves as needed. During the six months ended June 30, 2024, the Borrower did not meet the quarterly minimum requirements, resulting in the continuance of a trigger period by which cash is required to be funded on an as-needed basis into the reserve account. During the six months ended June 30, 2024, approximately $0 of additional cash was funded into the account by the Borrowers, and approximately $1.9 million was used to fund operating and interest expenses. As of June 30, 2024, there was approximately $1.2 million held in the reserve account. These amounts are included within “Restricted Cash” in the consolidated balance sheets.

The following is a summary of the Credit Facility secured by the Company’s properties as of June 30, 2024 (dollar amounts in thousands):

Borrower	Commitment Amount	Maturity Date	Interest Rate	Balance as of June 30, 2024		Balance as of December 31, 2023
Hagerstown Crossroads Property and the E66 Property	$95,000	07/07/2024	SOFR + 3.25%	$84,100	(1)	$84,100	(2)

(1)	Excludes deferred financing fees of approximately $2.3 million and amortized deferred financing fees of $2.3 million as of June 30, 2024 for Hagerstown Crossroads Property and E66 Property.

(2)	Excludes deferred financing fees of approximately $2.3 million and amortized deferred financing fees of $1.8 million as of December 31, 2023 for Hagerstown Crossroads Property and E66 Property. The unamortized deferred financing costs are presented as a reduction to the loan carrying amount on the consolidated balance sheet.

6.	Derivative Financial Instrument

Effective June 17, 2022, we entered into an interest rate cap agreement for $1.5 million with a notional amount of approximately $80.0 million and a strike rate of 3.00% to manage our exposure to interest rate risk on our variable rate debt (see Note 5, Credit Facility). The interest rate cap is not for trading or other speculative purposes.

The interest rate cap agreement matures on July 7, 2024. We have not designated the interest rate cap as a cash flow hedge; therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate cap are recognized immediately through earnings. For the six months ended June 30, 2024 and 2023, we recorded a decrease in the fair value of the interest rate cap of approximately $822,000 and $93,000, respectively, which is reflected as “Decrease in fair value of derivative financial instrument” in our consolidated statements of operations. During the six months ended June 30, 2024, we recognized aggregate income of approximately $941,000 related to the interest rate cap, which is recorded as a reduction to “Interest expense, net” in our consolidated statements of operations. As of June 30, 2024, approximately $155,000 of interest rate cap income was payable to the Company and was recorded net of the related accrued interest expense.

The fair value of our derivatives is estimated based on observable market inputs, such as interest rate, term to maturity and volatility, as well as unobservable inputs, such as estimates of current credit spreads. The fair value of our derivative as of June 30, 2024 and December 31, 2023 (dollar amounts in thousands) is as follows:

				Derivative Assets
Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of June 30, 2024	Fair Value as of December 31, 2023
Interest Rate Cap	$80,000	6/17/2022	7/7/2024	$155	$977

7.	Distributions

Distributions are calculated based on members of record each day during the distribution period. During the six months ended June 30, 2024 and 2023, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $97,000 and $285,000, respectively. Of the distributions declared during the six months ended June 30, 2024 and 2023, approximately $57,000 and $112,000 were paid or reinvested, respectively. Approximately $40,000 and $160,000 remained payable as of June 30, 2024 and December 31, 2023, respectively.

8.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, restricted cash, other assets, real estate deposits, and promissory notes to related parties reported in the consolidated balance sheets approximates fair value because of the short maturity of these instruments.

The only financial instruments that are recorded at fair value on the Consolidated Balance Sheets on a recurring basis are the derivative financial instruments. We value these financial instruments utilizing significant other observable inputs (Level 2). See Note 6, Derivative Financial Instrument, for detail of these valuation inputs.

As of June 30, 2024 and December 31, 2023, the net carrying amounts and fair values of other financial instruments were as follows (amounts in thousands):

	June 30, 2024		December 31, 2023
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:
Credit Facility	$84,077	$84,077	$83,605	$83,605
Total	$84,077	$84,077	$83,605	$83,605

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument (see Note 2 – Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Credit Facility (Level 3): The fair value of the Credit Facility balance is estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Differences between the carrying values of the Credit Facility in the table above and the Credit Facility in the Consolidated Balance Sheets are due to unamortized deferred financing costs.

9.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for offering expenses incurred in conjunction with the Offering. See Note 2, Summary of Significant Accounting Policies – Offering Costs for the amount of offering costs incurred and payable for the six months ended June 30, 2024 and 2023.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition, or origination of an investment, to the extent not reimbursed by the borrower in connection with our investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2024 and 2023, the Manager incurred approximately $3,000 and $4,000 of operational costs on our behalf, respectively. As of June 30, 2024 and December 31, 2023, approximately $0 and $2,000 were due and payable, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the six months ended June 30, 2024 and 2023, we have incurred investment management fees of approximately $512,000 and $732,000, respectively. As of June 30, 2024 and December 31, 2023, approximately $247,000 and $302,000 of investment management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2024 and December 31, 2023, the Manager has not designated any asset as non-performing and no special servicing fees were payable to the Manager. For the six months ended June 30, 2024 and 2023, no special servicing fees were incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include, but are not limited to, accounting and audit services (including valuation support services), transaction support services (including but not limited to coordinating with brokers, lawyers, accountants, transfer agents, and other advisors (each of whom may be affiliates), assembling relevant information, conducting financial and market analyses, and coordinating closing procedures), account management services, corporate secretarial services, data management services, directorship services, information technology services, technology and software services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, other real estate related services, transaction support services, transaction consulting services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title or other types of insurance, management consulting and other operational and investment matters that may arise in the future that are currently unknowable. Any compensation paid to our Manager’s affiliates for any such services will not reduce the investment management fee. Any such arrangements will be at or below market rates. For the six months ended June 30, 2024 and 2023, no fees for such services have been incurred or paid to the Manager. Additionally, no fees for such services have been incurred or paid directly by the Company for the six months ended June 30, 2024 and 2023.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2024 and December 31, 2023, no disposition fees were incurred or payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2024 and 2023, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition.

For the six months ended June 30, 2024 and 2023, the Company incurred approximately $0 of reimbursable operating costs on behalf of our Co-Investments. As of June 30, 2024 and December 31, 2023, $250,000 and $276,000 remained payable to the Company, respectively. The $250,000 payable as of June 30, 2024 is related to expenses incurred by the Company during the second half of 2022.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2024 and December 31, 2023. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of June 30, 2024 and December 31, 2023.

For the six months ended June 30, 2024 and 2023, the Sponsor incurred approximately $41,000 and $52,000 of operational costs on our behalf, respectively. As of June 30, 2024 and December 31, 2023, approximately $4,000 and $0 were due and payable, respectively.

As of June 30, 2024 and December 31, 2023, the Company’s cumulative acquisition fees related to investments in real estate properties paid to the Sponsor were $0, respectively.

Fundrise Real Estate, LLC

In January 2023, the Fund entered into a Real Estate Services Agreement (the “Agreement”) with Fundrise Real Estate, LLC (the “Vendor”), a wholly-owned subsidiary of our Sponsor. Pursuant to the Agreement, the Vendor is entitled to Real Estate Operating Fees for performing certain real estate operating services for the Fund. Pursuant to the agreement, the Vendor is also entitled to reimbursement of third-party costs and overhead associated with the performance of certain services outlined in the Agreement, paid no less frequently than quarterly. During the six months ended June 30, 2024 and 2023, we have incurred Real Estate Operating fees of approximately $425,000 and $0, respectively. As of June 30, 2024 and December 31, 2023, the Fund had approximately $70,000 and $134,000 in Real Estate Operating Fees payable to the Vendor, respectively.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of June 30, 2024 and December 31, 2023, the Company has contributed approximately $9.7 million for an 14.3% and an 15.1% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing. All transactions between National Lending and the affiliated eREITs are reviewed by the Independent Manager.

The following is a summary of the promissory notes issued by National Lending to the Company as of June 30, 2024 and December 31, 2023 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Balance at June 30, 2024	Balance at December 31, 2023
2023 – A (1)(2)	$6,000	6.00%	06/30/2024	$-	$6,000
2023 – B (1)(2)	$6,500	6.50%	10/03/2024	$-	$6,500
2023 – C (1)(2)	$5,000	6.50%	10/31/2024	$-	$5,000
2023 – D (1)(2)	$4,000	6.50%	11/30/2024	$-	$2,600
2024 – A (1)(2)	$25,000	6.50%	12/31/2024	$25,000	$-
2024 – B(2)	$6,000	6.50%	01/31/2025	$6,000	$-
2024 – C(2)	$1,000	6.50%	03/28/2025	$1,000	$-
2024 – D(2)	$8,000	6.50%	04/26/2025	$8,000	$-
2024 – E(2)	$4,500	6.50%	06/28/2025	$2,700	$-
			Total	$42,700	$20,100

(1)	On January 2, 2024, all outstanding National Lending loans as of December 31, 2023, were consolidated and reissued as a new promissory note to the Company with a maximum principal balance of $25 million. Upon execution of this agreement, the Company repaid approximately $346,000 in accrued interest to National Lending. The note bears a 6.50% interest rate and matures on December 31, 2024.

(2)	This loan is secured by properties pledged by the Company with a total carrying value of approximately $56.9 million. The Company is required to maintain the pledged properties as collateral until the loan is fully repaid.

For the six months ended June 30, 2024 and 2023, the Company incurred approximately $1.0 million and $10,000, respectively, in interest expense on notes with National Lending. As of June 30, 2024 and December 31, 2023, we had outstanding accrued interest of approximately $1.0 million and $347,000, respectively, due to National Lending.

10.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

11.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being significant to us.

12.	Subsequent Events

Credit Facility

On July 3, 2024, the Borrowers extended the Credit Facility maturity date to July 7, 2025 and increased the principal balance to $95 million. This amendment required the Borrower to fund $4.1 million into escrow to replenish interest and carry cost reserves. Additionally, the interest rate cap was amended to increase the notional amount to $95 million, the strike rate to 5.50%, and the maturity date to July 7, 2025.

National Lending

On July 30, 2024, the Company made a draw of $1.8 million on a National Lending promissory note. The note bears a 6.50% interest rate and matures on June 28, 2025. As of September 26, 2024 the principal outstanding on the promissory note is $4.5 million.

On July 30, 2024, National Lending issued a new promissory note to the Company for a total maximum principal amount of $4.0 million. The note bears a 6.25% interest rate and matures on July 29, 2025. As of September 26, 2024 the principal outstanding on the promissory note is $3.3 million.

Item 4.	Exhibits

INDEX OF EXHIBITS

Index to Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 99.1 to the Company’s Form 1-U filed on August 11, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular filed on July 26, 2021)
6.1*	Form of License Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Fee Waiver Support Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s DOS/A filed May 24, 2016)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.4*	Form of Servicing Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)
6.5*	Amended and Restated Limited Liability Company Operating Agreement of Fundrise Industrial JV 1, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s 1-K filed on April 25, 2023)
6.6*	Limited Liability Company Operating Agreement of Fundrise Industrial JV 2, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.6 to the Company’s 1-K filed on April 25, 2023)
6.7*	Form of Real Estate Services Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Real Estate, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.7 to the Company's Form 1-K filed on April 26, 2024)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 26, 2024.

Fundrise East Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 26, 2024
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 26, 2024
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)